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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For April 6, 2002 - May 31, 2002

CARDIOME PHARMA CORP
(formerly NORTRAN PHARMACEUTICALS)
(Translation of Registrant's name into English)

3650 Westbrook Mall
(Address of principal executive offices)

Vancouver, British Columbia, V6S 2L2, CANADA

CIK # 0001036141 FILE NO. 0-29338

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F    ☒                  Form 40-F    ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.]

Yes    ☒                  No    ☐

Explanatory Note:  The purpose of this Form 6-K/A is to amend Exhibit 11 to the company's Form 6-K for the period April 6, 2002—May 31, 2002 which was filed on June 24, 2002. The amended version of Exhibit 11 is included herein.

FORM 6-K/A
TABLE OF CONTENTS

Exhibit 11	Interim Financial Statements for Quarter Ended February 28, 2002

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CARDIOME PHARMA CORP. (REGISTRANT)
Date: April 29, 2003
/s/ CHRISTINA YIP Christina Yip Vice President, Finance and Administration

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TABLE OF CONTENTS
SIGNATURES